Securities and Exchange Commission
March 22, 2016

March 22, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 3030
Attention:     Martin James
Kate Tillan
Julie Sherman

Re:	Coherent, Inc. Form 10-K for the Year Ended October 3, 2015
Filed December 1, 2015
File No. 001-33962

Ladies and Gentlemen:
Coherent, Inc. (the “Company”) has received the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 10, 2016 in relation to the above-referenced matter and submits the response below to the Staff’s comment:

Form 10-K for the Fiscal Year Ended October 3, 2015

Item 8. Financial Statements

Consolidated Statement of Operations, page 69

1.
We noted from the financial information you provided as part of your first quarter 2016 Earnings Call that service revenues represented 30% of sales. Please revise future filings to present service revenues and costs of service revenues separately on the face of your statements of operations in accordance with Rules 5-03(b), 5-03.1 and 5-03.2 of Regulation S-X.

Response:
The Company respectfully advises the Staff that the Company considered Rules 5-03(b), 5-03.1 and 5-03.2 of Regulation S-X for revenue recognized on our service agreements with our customers.

In our SEC filings, we disclose that our “net sales include sales of lasers, laser tools, related accessories and service.” Net sales of tangible products include new system sales and sales of spare parts, related accessories and other consumable products. Revenue from services consists of revenue from service agreements sold to customers.

We acknowledge and understand the requirements of Rule 5-03(b) of Regulation S-X that states revenue from the net sales of tangible products and revenues from services must be stated separately. Rule 5-03(b) of Regulation S-X also states that revenue from one source may be combined with others if it is not more than 10% of the total. Our revenue from service agreements has been approximately 6% of our net sales for the first fiscal quarter of 2016 and each of the three fiscal years in the period ended October 3, 2015. As a result, we do not disclose revenue for services on a separate line in our statement of operations, but continue to monitor the requirements of Regulation S-X quarterly.

In order to provide investors with additional information about sales of new products versus sales that are recurring in nature, in our quarterly earnings call we aggregate sales activities including both service agreements and sales for products such as spare parts, related accessories and other consumables in the “service” revenue amount referenced in our earnings call. When the revenue from service agreements is combined with revenue from spare parts, related accessories and other consumable products into “service” revenue as described in the first quarter fiscal 2016 earnings call, the percentage of this total revenue was approximately 30% of total net sales.

On future earnings calls, we will break out the other product revenue from the “service” revenue along the following lines and address any remaining references similarly:

Other product and service revenues for the first quarter of fiscal 2016 were approximately $57.5 million, or 30% of net sales. Other product revenue consists of spare parts, related accessories and other consumable products and was 24% of sales, representing growth of 5% compared to the same quarter last year and a decline of 12% compared to a very strong fourth quarter. Revenue from service agreements was approximately 6% of sales, representing growth of 4% compared to the same quarter last year and growth of 1% compared to the fourth quarter.

The Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or comments regarding the foregoing, you may reach me by telephone at (408) 764-4000.
Sincerely yours,

COHERENT, INC.

/s/ Kevin Palatnik

Kevin Palatnik
Executive Vice President and Chief Financial Officer